SNIPP INTERACTIVE INC.

SNIPP TO HOST LIVE WEBINAR WITH VERIZON ON JULY 26th 2016

July 14, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, will be hosting a live webinar on ‘Marketing in the Mobile World with Verizon: Innovations in Technology’ in partnership with Verizon and GlobalWide Media. In this insightful and engaging presentation, marketers will learn how mobile is influencing marketing today and new strategies for incentivizing consumers. The webinar will take place on Tuesday July 26, 2016 from 2:00 to 3:00 PM EST. We invite you to register here.

“As the mobile landscape rapidly evolves, marketers must be aware of upcoming trends. This webinar is designed to help marketers gain a better understanding of mobile marketing innovations in rewards, incentives, driving conversions, tracking media and calculating returns on investment. We are very excited to be hosting this webinar along with Verizon and GlobalWide Media and look forward to an informative and engaging experience,” said David Hargreaves, Chief Client Officer at Snipp.

This webinar will provide key research-based insights to help brands make mobile-oriented decisions. It will discuss new developments in mobile-based incentives, such as data as a reward, that promise to keep consumers purchasing and engaged. Marketers will learn metrics to watch in order to prove return on investment, as well as key strategies for incentivizing conversions beyond purchase. The webinar will be moderated by Michael Maasik, mCommerce Manager at Verizon; David Hargreaves, Chief Client Officer at Snipp; and Brad Josling, Business Development and Strategic Partnerships at GlobalWide Media.

Register for the webinar here http://go.snipp.com/Verizon-Snipp-GlobalWideMedia-Webinar-Marketing-in-the-Mobile-World.html?Form Fill Source=PR

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.